Exhibit 99.6

Dated 16 November 2022

Subordinated Loan Agreement

between

Alvotech

as Borrower

Alvogen Lux Holdings S.à r.l.

as Original Lender and Rollover Lender

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

(i)

This Subordinated Loan Agreement is made on 16 November 2022

Parties

(1)

Alvogen Lux Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 149045 (the “Original Lender” and “Rollover Lender”); and

(2)

Alvotech, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B258884 (the “Borrower” and “Rollover Borrower”).

It is Agreed as follows:

1.	Definitions and Interpretation

“Acceleration Event” means any event or circumstance specified as such in Clause 18.12 (Acceleration).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agent” means a facility agent to be appointed by the Borrower and satisfactory to the Majority Lenders (acting reasonably).

“Alvogen Facility Minimum Terms” has the meaning given to such term in the Alvotech Bond Instruments.

“Alvotech Account” means the USD account (account number [***]) with Landsbankinn hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s).

“Alvotech Bonds” means the Bonds (as such term is defined in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument, as the context requires).

“Alvotech Bond Instrument” means the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument, as the context requires.

“Alvotech Bond Redemption” means the aggregate outstanding amount under the Alvotech Bonds has been irrevocably repaid and reduced to zero in accordance with the terms of the Alvotech Bond Instruments.

“Alvotech Financing” means the funding, on or after the date of this Agreement, in an aggregate principal amount of not less than $70,000,000 as consideration for the issuance of Alvotech Bonds pursuant to the terms of the Senior Bonds Amendment Agreement.

“Alvotech Tranche A Bond Instrument” means the tranche A bond instrument originally dated 14 December 2018 (as amended and restated on 24 June 2021 and 15 June 2022 and pursuant to the Senior Bonds Amendment Agreement) and as further amended and/or restated from time to time, between, among others, Alvotech Holdings S.A., as issuer and Madison Pacific Trust Limited as security trustee, registrar, paying agent and calculation agent.

“Alvotech Tranche B Bond Instrument” means the tranche B bond instrument originally dated 14 December 2018 (as amended and restated on 24 June 2021 and 15 June 2022 and pursuant to the Senior Bonds Amendment Agreement) and as further amended and/or restated from time to time, between, among others, Alvotech Holdings S.A., as issuer and Madison Pacific Trust Limited as security trustee, registrar, paying agent and calculation agent.

“Agreement” means this subordinated loan agreement.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration, in each case required by any applicable law or regulation.

“Available Commitment” means, in relation to a Lender, the amount of that Lender’s Commitment, minus:

(a)	the amount of its participation in any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any other Utilisations that are due to be made on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Availability Period” means the period from (and including) the date hereof to (and including) 15 December 2022.

“Aztiq” means ATP Holdings ehf. a company incorporated and registered in Iceland, with registration number 481020-0420, whose registered office is at Smáratorg 3, Kópavogur, Iceland’.

“Aztiq CB” means the convertible bonds in an aggregate principal amount of $80,000,000 (as of the date hereof) issued by the Borrower to Aztiq, as consideration for the Aztiq Facility Contribution, provided that pursuant to the Aztiq CB Acquisition, the aggregate principal amount of the Aztiq CB shall be increased to a maximum amount of $105,000,000 (excluding capitalization of any PIK interest pursuant to the terms thereof).

“Aztiq CB Acquisition” means the subscription by Aztiq of Aztiq CB in an aggregate principal amount equal to $25,000,000.

“Aztiq Facility Contribution” means collectively, the sale of (i) 1,892,749,999 shares of Saemundargata Holdco in the nominal value of ISK 1 (one), by Aztiq to the Borrower and (ii) 1 share of Saemundargata Holdco in the nominal value of ISK 1 (one) by Aztiq Pharma ehf. to Avotech hf., such shares together representing the entire issued share capital of of Saemundargata Holdco, pursuant to the Aztiq Facility Contribution SPAs

“Aztiq Facility Contribution SPAs” means the share purchase agreements dated on or prior to the 2022 Senior Bonds Upsize A&R Effective Date and made between (i) Aztiq and the Borrower and (ii) Aztiq Pharma ehf. and Alvotech hf., in each case in relation to the Aztiq Facility Contribution.

“Bond Documents” has the meaning given to such term in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument.

“Bondholders” has the meaning given to such term in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Luxembourg, Iceland, London and New York City.

“Cash Loan” means any Loan other than a Rollover Loan.

“Closing Date” means the date on which the first Utilisation of the Facility occurs.

“Commitment” means:

(a)	in relation to the Original Lender, $112,500,000 and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Constitutional Documents” means the constitutional documents of the Borrower.

“Default” means an Event of Default, or any event or circumstance specified in Clause 18 (Events of Default) which would (with the expiry of a grace period, the giving of notice or the making of any determination, in each case, provided for in Clause 18 (Events of Default) or any combination of the foregoing) be an Event of Default, provided that any such event or circumstance which requires any determination as to materiality before it may become an Event of Default shall not be a Default until such determination is made.

“Effective Date” means the date on the Lenders have received or waived the requirement to receive all of the documents and other evidence listed in Schedule 2 (Conditions Precedent).

“Equity Issuance” means an issuance by the Borrower of new ordinary shares and/or preference shares in its capital and/or unsecured convertible bond(s) that meet all of the Equity Issuance Minimum Conditions.

“Equity Issuance Minimum Conditions” means in respect of an Equity Issuance, each of the following conditions:

(a)	such Equity Issuance shall be on terms that do not and are not reasonably likely to adversely affect the interests of the Bondholders under the Bond Documents;

(b)

such Equity Issuance shall constitute Subordinated Indebtedness (as defined in the Intercreditor Agreement), and (to the extent such document or instrument relating to an Equity Issuance includes a maturity date), shall have a maturity date and, if applicable, a first amortisation payment date no earlier than the Final Maturity Date;

(c)

the creditor under such Equity Issuance shall execute and deliver to the Security Trustee an accession undertaking substantially in the form of schedule 2 of the Intercreditor Agreement pursuant to which such holder accedes to the Intercreditor Agreement as a Subordinated Creditor (as defined in the Intercreditor Agreement);

(d)

the terms of such Equity Issuance shall provide that all interest, fees and premium (and any similar amounts payable in connection with such Equity Issuance) due and payable to the creditors thereof (excluding any costs and expenses of professional advisors, stamp, registration and other Taxes incurred in connection therewith up to an aggregate amount not exceeding 0.5% of the aggregate principal amount of such Equity Issuance) (if any) shall be capitalized and added to the principal amount of such Equity Issuance to be paid at maturity (i.e. paid solely in the form of pay-in-kind);

(e)

the Equity Issuance shall have an all-in-yield cap (inclusive of interest, margin, fees (including upfront fees), original issue discount, premium and all other amounts payable thereunder or in connection therewith (excluding any costs and expenses of professional advisers, stamp, registration and other Taxes incurred in connection therewith and any indemnity thereof) of 17.5% per annum; and

(f)

any baskets, ratios, thresholds, permissions and tests set out in the definitive documentation or otherwise (including the general covenants and/or events of default (however described)) relating to any such Equity Issuance shall be set with a cushion or headroom (as applicable) of not less than 15% against the same or equivalent baskets, ratios, thresholds, permissions and tests set out in general covenants and/or events of default (however described) of the Alvotech Bonds (and shall retain the equivalent cushion or headroom as immediately prior to any amendment of the Alvotech Bonds (if applicable)).

“Equity Issuance Stepdown Conditions” means that each of the New Equity Issuance Conditions in relation to any Equity Issuance are satisfied and further that:

(a)	the aggregate amount of the Net Proceeds of all New Equity Issuances received by the Borrower is not less than US$75,000,000 by (and including) 15 December 2022; and

(b)	the aggregate amount of the Net Proceeds of all New Equity Issuances received by the Borrower is not less than US$150,000,000 by (and including) 31 March 2023,

in each case, excluding, for the avoidance of doubt, proceeds of any Aztiq Facility Contribution, Aztiq CB, the Loans, any Right of First Refusal Securities raised as a result of any loan, tranche or portion of the Facility that is exchanged, converted or rolled into (however described) or otherwise repaid or prepaid and simultaneously invested into such Right of First Refusal Securities and the Saemundargata Loans.

“Event of Default” means any event or circumstance specified as such in Clause 18 (Events of Default) (save for Clause 18.12 (Acceleration).

“Existing Shareholder Loans” means (i) the $40,000,000 loan advanced pursuant to a loan agreement dated on 11 April 2022 and made between the Original Lender and the Borrower and (ii) $20,000,000 loan advanced pursuant to a loan agreement dated on 1 June 2022 and made between the Original Lender and the Borrower, in each case together with any accrued interest, and all other amounts accrued thereunder.

“Facility” has the meaning to such term in Clause 5 (The Facility).

“FDA” means the United States Food and Drug Administration.

“FDA Approval” means the FDA approval under 42 U.S.C. § 262(k) of a biologics license application (BLA) authorizing the manufacture and introduction or delivery for introduction into interstate commerce of AVT02 in the United States by the Borrower (or as relevant, any member of the Group), granted to the Borrower (or as relevant, any member of the Group) by FDA of the United States; and for the avoidance of doubt, such an FDA Approval does not include an accelerated approval permitted under 21 U.S.C. 356(c) and 21 C.F.R. part 601, subpart E.

“FDA Approval Event” means the date that the FDA Approval has been received by the Borrower (or as relevant, any member of the Group), as certified by an officer of the Borrower to the Lenders (or as applicable, the Agent), on or before 31 March 2023.

“Final Maturity Date” means 91 days after the full redemption or the final maturity date of the Alvotech Bonds (as of the date hereof).

“Group” means the Borrower and its Subsidiaries from time to time and “members of the Group” shall be construed accordingly.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Indebtedness” has the meaning given to such term in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument.

“Intercreditor Agreement” means the intercreditor deed dated 14 December 2018, and made between, amongst others, Alvotech Holdings S.A. (merged and absorbed by the Borrower on 7 June 2022) as the Company and Madison Pacific Trust Limited as the Security Trustee.

“Interest Payment Dates” means each of 30 June and 31 December of each year.

“Interest Rate” means:

(a)	prior to the Interest Rate Step Down Date, 17.5% per annum; and

(b)	on and following the Interest Rate Step Down Date only, 15.0% per annum.

“Interest Rate Step Down Date” means the date on which both of (i) the FDA Approval Event and (ii) the Equity Issuance Stepdown Conditions have been satisfied.

“Issue Date Convertible” means any convertible debt security issued by the Borrower on the Utilisation Date.

“Legal Reservations” means:

(a)

the principle that certain remedies may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and secured creditors;

(b)

the time barring of claims under applicable limitation laws (including the Limitation Acts) and defences of acquiescence, set off or counterclaim and the possibility that an undertaking to assume liability for or to indemnify a person against non payment of stamp duty may be void;

(c)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(d)	the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(e)	similar principles, rights and defences under the laws of any relevant jurisdiction; and

(f)	the principles of private and procedural laws of any relevant jurisdiction which affect the enforcement of a foreign court judgment.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 23 (Assignment),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

“Liabilities” means any amounts owed by the Borrower to any Lender under this Agreement.

“Limitation Acts” means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate 50.1 per cent. or more of the Total Commitments.

“Material Adverse Effect” has the meaning given to such term in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument.

“MFN Securities” means any Indebtedness or equity securities (including any securities convertible into equity securities) in any form (other than common equity) in each case issued by the Borrower or any of its Affiliates.

“New Capital Increase” means funding raised by the Borrower that is structured and on terms which are in each case consistent with an Equity Issuance provided that, each of the Equity Issuance Minimum Conditions and New Equity Issuance Price Condition will be satisfied in respect of each such New Capital Increase.

“New Capital Increase Securities” means the equity securities or convertible bonds issued by the Borrower to effect the New Capital Increase.

“New Equity Issuance” means any Equity Issuance during the New Equity Issuance Period.

“New Equity Issuance Price Condition” means, in respect of any Equity Issuance, each of the following conditions:

(1)	such Equity Issuance is completed during the 12 month period commencing on (and including) the Effective Date (the “New Equity Issuance Period”); and

(2)

any Equity Issuance in respect of which the issue price for the additional shares issued is not less than US$5.00 per share, or, as applicable, the conversion price applicable to the convertible bond(s) granted, is not less than US$10.00 per share (provided that, the conversion price in effect and the number of ordinary shares to be converted upon the exercise of the conversion rights shall be subject to adjustment from time to time as a result of a stock split, stock dividend, recapitalization or similar transactions, in each case, to be adjusted pursuant to the terms to be set out in the definitive documentation relating to such convertible bonds) (the “New Equity Issuance Price Condition”).

“Net Proceeds” has the meaning given to such term in the Alvotech Tranche A Bond Instrument.

“Party” means a party to this Agreement.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organisation, association, corporation, government (including any agency or political subdivision thereof) or other entity.

“Principal Amount” means the aggregate outstanding amount of Loans made available to the Borrower under this Agreement.

“Rollover Amount” means, in respect of any Lender, the total aggregate amount outstanding owing to such Lender under the Existing Shareholder Loan.

“Saemundargata Holdco” means Fasteignafélagið Sæmundur hf., a company incorporated and registered in Iceland, with registration number 591213-1130, whose registered office is at Sæmundargata 15-19, Reykjavík, Iceland.

“Saemundargata Loans” means, collectively, (i) the ISK2,519,000,000 term loan facility granted by Landsbankans hf. to Saemundargata Holdco pursuant to the loan agreement (the “Saemundargata Loan Agreement 1”) dated 27 October 2022, and (ii) ISK4,406,000,000 term loan facility (the “Saemundargata Loan Agreement 2”, together with (the “Saemundargata Loan Agreement 1”, the “Saemundargata Loan Agreements”) granted by Landsbankans hf. to Saemundargata Holdco pursuant to the loan agreement dated 27 October 2022.

“Secured Obligations” has the meaning given to such term in the Intercreditor Agreement.

“Security” has the meaning given to such term in the Alvotech Tranche A Bond Instrument and/or the Alvotech Tranche B Bond Instrument.

“Senior Bonds Amendment Agreements” means, collectively, (i) the amendment and restatement deed relating to the Alvotech Tranche A Bond Instrument dated 16 November 2022 and made between, amongst others, the Issuer as issuer, the bondholders named therein as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent, and (ii) the amendment and restatement deed relating to the Alvotech Tranche B Bond Instrument dated 16 November 2022 and made between, amongst others, the Issuer as issuer, the bondholders named therein as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent..

“Shares” means any shares for the time being in the capital of the Borrower.

“Side Letter” means, the letter agreement entered into between the Original Lender and Aztiq on or about the date of this Agreement.

“Subsidiary” includes, in relation to any Person: (i) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity; (ii) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) not more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity but effectively controls (either directly or through one or more other Subsidiaries) the management or the direction of business operations of such company or business entity; and (iii) any company or business entity which at any time has its accounts consolidated with those of that Person or which, under Luxembourg law or any other applicable law, regulations or the IFRS or such other applicable generally accepted accounting principles from time to time, should have its accounts consolidated with those of that Person.

“Successful New Capital Increase” means a New Capital Increase during the Availability Period whereby the aggregate amount of all Net Proceeds of all New Capital Increases received by the Borrower during the New Equity Issuance Period is not less than US$50,000,000 (excluding, for the avoidance of doubt, proceeds of any Aztiq Facility Contribution, Aztiq CB, the Loans and the Saemundargata Loans);

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under this Agreement.

“Total Commitments” means the aggregate of the Commitments, being USD 112,500,000 at the date of this Agreement.

“Transaction Documents” means this Agreement and the Warrant Documents.

“Utilisation” means a loan made or to be made constituting the Loan or the Principal Amount outstanding for the time being of any such loan.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the relevant form set out in Schedule 1 (Utilisation Request).

“Warrant Documents” means the terms and conditions of the warrants terms and conditions dated 16 November 2022 entered into by the Original Lender.

2.	Construction

2.1	In this Agreement:

(a)	the Loan or any amount hereunder is outstanding unless it has been (re)paid in full;

(b)	a Clause shall, subject to any contrary indication, be construed as a reference to a clause under this Agreement;

(c)	include or including shall not imply any limitation;

(d)

taxes include all present and future income and other taxes, levies, assessments, imposts, deductions, charges, duties, compulsory loans and withholdings on account of tax wherever imposed by any supranational, governmental, federal, state, provincial, local governmental or municipal taxing authority, body or official (together with any related interest, penalties, fines and surcharges) and tax and taxation shall be construed accordingly;

(e)

this Agreement or any other agreement or document shall, where applicable, be deemed to be a reference to this Agreement or agreement or document as the same may have been, or may from time to time be, extended, prolonged, amended or supplemented in accordance with its terms;

(f)

references in this Agreement to statutory provisions shall (where the context so admits and unless otherwise expressly provided) be construed as references to those provisions as amended, consolidated, extended or re-enacted from time to time (whether before or after the date of this Agreement);

(g)

words denoting the singular number only shall include the plural number and vice versa. Words denoting persons shall include that person’s legal personal representatives, or corporations, associations or partnerships; and

(h)	headings are inserted for convenience only and shall not affect the interpretation of this Agreement.

(i)	“$”, “US$”, “USD” and “US Dollars” mean the lawful currency for the time being of the United States of America.

(j)	“ISK” means the lawful currency for the time being of Iceland.

2.2	Conformity to Alvogen Facility Minimum Terms

It is understood and agreed that this Agreement is intended to comply at all times with the Alvogen Facility Minimum Terms. If and to the extent that any provision of this Agreement fails to the meet the Alvogen Facility Minimum Terms (including those set out in Condition 19.17(ii)(D) of the Alvotech Bond Instruments), shall provision shall be deemed amended so that it may be construed to comply with the relevant Condition (including Condition 19.17(ii)(D)).

3.	Intercreditor Agreement/Subordination

3.1

The parties acknowledge that this Agreement and the Liabilities are subject to the terms of the Intercreditor Agreement. Notwithstanding any other provisions in this Agreement, no payment of principal, interest or any other amount may be made and no right of set off may be exercised in respect of the Liabilities, except to the extent permitted by the terms of the Intercreditor Agreement.

3.2	The Borrower and the Lender(s) agree that the Liabilities are Subordinated Indebtedness (as such term is defined in the Intercreditor Agreement).

4.	Conditions Precedent

The Lender will only be obliged to comply with Clause 6.4 (Lenders’ Participation) in relation to any Utilisation if on or before the Utilisation Date for that Utilisation:

(a)

The Effective Date has occurred and the Original Lender has received all of the executed documents and other evidence of the Effective Date (including the Alvotech Financing, Aztiq Facility Contribution) or receipt of such documents and evidence has been waived by the Majority Lenders;

(b)	no Default is continuing or would result from the proposed Utilisation;

(c)	a Successful New Capital Increase has not occurred; and

(d)	all the representations in Clause 15 (Representations) are true.

5.	The Facility

(a)	Subject to the terms of this Agreement, the Lender makes available to the Borrower a term loan facility in an aggregate amount equal to the Total Commitments (the “Facility”).

(b)	The Available Commitments under the Facility shall immediately be cancelled upon the occurrence of an Event of Default.

6.	Utilisation

6.1	Delivery of a Utilisation Request

A Borrower may request a Loan under the Facility by delivery to the Lender of a duly completed Utilisation Request not later than one Business Day (or such shorter period as may be agreed by the Lenders and the Borrower) prior to the proposed Utilisation Date.

6.2	Completion of a Utilisation Request for Loans

(a)	Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 6.3 (Currency and Amount); and

(iii)	the proposed Interest Period complies with Clause 12 (Interest).

6.3	Currency and Amount

(a)	The currency specified in a Utilisation Request must be in USD;

(b)	The amount of the proposed Utilisation must be:

(A)	in respect of a Cash Loan on the Closing Date, in a minimum amount of $50,000,000; and

(B)	not more than the Available Facility.

6.4	Lenders’ Participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in the Cash Loan available on the Utilisation Date.

(b)	On the Utilisation Date, each Lender shall transfer their participation in any Cash Loan to the Alvotech Account.

(c)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility.

6.5	Limitations on Utilisations

(a)	The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation more than one Cash Loan or one Rollover Loan would be outstanding.

7.	Rollover of Loans

(a)	In relation to the Rollover Lender, on the date hereof, each of the parties hereto acknowledge and agree that:

(i)

the Rollover Lender’s participation in the Existing Shareholder Loans will be deemed to have been prepaid in an amount equal to the Rollover Lenders’ respective Rollover Amount and the Rollover Lender hereby agrees reduce the amount outstanding under the Existing Shareholder Loans at that time by an amount equal to the Rollover Amount; and

(ii)

the principal amount of Loans outstanding under this Agreement shall be deemed to be increased by the Rollover Lenders’s respective Rollover Amount, such that on the date hereof the aggregate Loans advanced by the Original Lender shall be $62,500,000 notwithstanding that, as of the date hereof, no cash amounts have been advanced to the Borrower in respect of any Utilisation (such advance, the “Rollover Loan”); and

(iii)	the Rollover Loan shall constitute one Loan for the purposes of this Agreement.

(b)

The amount which the Rollover Borrower (in its capacity as such) is obliged to pay to the Rollover Lender in prepayment of the Existing Shareholder Loans will be satisfied by virtue of such Rollover Lender’s Existing Shareholder Loans being deemed to be prepaid in an amount equal to that Rollover Lender’s Rollover Amount pursuant to paragraphs (a)(i) and (a)(ii) above and each Rollover Lender acknowledges that it will not be entitled to receive any payment in respect of the Existing Shareholder Loans except as provided under this Agreement.

(c)

Upon the advance of the Rollover Loan, the Rollover Lender acknowledges that all amounts outstanding under the Existing Shareholder Loans have been fully repaid and the Rollover Lender and the Borrower hereby agree that the Existing Shareholder Loans shall be immediately and irrevocably terminated.

(d)	For the avoidance of doubt:

(i)	the Original Lender’s Available Commitments shall be reduced by the Rollover Amount, and following the Rollover the Original Lender’s Available Commitment shall be $50,000,000; and

(ii)	not more than one Rollover Loan may be outstanding under this Agreement.

8.	Successful New Capital Increase

8.1

In the event that a Successful New Capital Increase has occurred, then the Borrower shall, within 30 Business Days of 15 December, 2022, offer the Original Lender the right to convert any amount outstanding under this Agreement into New Capital Increase Securities on a dollar-for-dollar basis at the issue price of such New Capital Increase Securities (the “New Capital Increase Offer”).

8.2

If, within 15 Business Days of the New Capital Increase Offer (the “Offer Acceptance Period”), the Original Lender accepts the New Capital Increase Offer, the Borrower shall procure that the outstanding Loans under this Agreement as at the last day of the Offer Acceptance Period are exchanged for New Capital Increase Securities no later than the date falling 10 Business Days after the last date of the Offer Acceptance Period.

9.	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility in or towards (i) the payment of the Transaction Costs (as defined in the Alvotech Bond Instruments) and (ii) the general corporate purposes of the Borrower and its Subsidiaries (excluding for the avoidance of doubt any Permitted Investments or Restricted Payments (each as defined in the Alvotech Bond Instruments) including any payments or repayments in connection with any other shareholder loans of the Borrower or any Holding Company of the Borrower or any other member of the Borrower’s Group). No Loan repaid under this Agreement may subsequently be re-borrowed.

10.	Repayment

10.1

Subject to Clause 3 (Intercreditor Agreement/Subordination) and Clause 11 (Mandatory Prepayment) and the terms of the Intercreditor Agreement, the outstanding Loans shall be repaid (together with all interest and all other amounts accrued under this Agreement) by the Borrower on the Final Maturity Date.

10.2

Subject to Clause 3 (Intercreditor Agreement/Subordination) and Clause 11 (Mandatory Prepayment) and the terms of the Intercreditor Agreement, and provided either (i) the Alvotech Bonds have been fully repaid in accordance with the terms of the Alvotech Bond Instruments or (ii) such prepayment or repayment is permitted in accordance with the terms of the Alvotech Bond Instruments, the Loan may be repaid by the Borrower in whole or in part (together with interest accrued on the amount repaid) at any time, provided the Borrower has given not less than 5 Business Days’ notice to the Lender (or such shorter period as may be agreed between the Lender and the Borrower).

11.	Mandatory Prepayment

11.1	If an Alvotech Bond Redemption has occurred:

(a)	the Borrower will promptly notify the Lender upon becoming aware of that event; and

(b)	upon such notification, all Cash Loans, together with accrued interest, and all other amounts accrued under this agreement, shall become due and payable immediately.

11.2	If the Alvotech Financing has not occurred within 2 Business Days of the first Utilisation Date (a “Bondholder Funding Default”):

(a)	the Borrower will promptly notify the Lender upon becoming aware of that event; and

(b)	all outstanding amounts of the Loans, together with accrued interest, and all other amounts accrued under this agreement, shall become due and payable immediately.

11.3	If a Successful New Capital Increase occurs:

(a)	the Borrower will promptly notify the Lender upon becoming aware of that event; and

(b)	upon such notification, all Cash Loans, together with accrued interest, and all other amounts accrued under this agreement, shall become due and payable immediately.

12.	Interest

12.1	Calculation of Interest

Interest on the outstanding principal amount of each Loan shall accrue at the Interest Rate from day to day (on the basis of a 360 day year) from the date of this Agreement.

12.2	Payment of Interest

Accrued interest (including default interest) shall capitalise and be added to the outstanding Principal Amount of each Loan on each Interest Payment Date. Upon capitalisation, such interest shall be treated for all purposes as part of the Principal Amount of the relevant Loan and shall bear interest in accordance with this Clause 12.

12.3	Default Interest

(a)

If the Borrower fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 1 per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Majority Lenders (acting reasonably). Any interest accruing under this Clause 12.3 shall be immediately payable by the Borrower on demand by the Majority Lenders.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be 1 per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

12.4	All-in Yield Cap

(a)

For so long as the Alvotech Bonds are outstanding, all amounts (other than principal) payable under this Agreement or otherwise in relation to the Facility shall be subject to a cap on all-in yield at the rate of 17.5% per annum (the “Cap”) and any amount expressed to accrue which would result in the Cap being exceeded shall be reduced by such amount as is necessary to ensure that the Cap is not exceeded provided that, notwithstanding the foregoing, the Cap shall not apply to any Loans to the extent of any increased amounts payable as a result of the application of Clause 16.5 (Most Favoured Nation) solely to the extent such MFN Securities are either (i) permitted to be issued under the terms of the Alvotech Bonds or (ii) consented to in writing by the Bondholders, in accordance with the terms of the Alvotech Bonds.

(b)	Any amount so reduced pursuant to paragraph (a) above, shall for the avoidance of doubt be cancelled and shall not be payable.

13.	Tax Gross-Up

(a)	The Borrower must make all payments to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	If the Borrower or the Lender is aware that the Borrower must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the other Party promptly.

(c)

If a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from the Borrower will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

A payment to a Lender who is not an Original Lender shall not be increased under paragraph (c) above by reason of a Tax Deduction on account of Tax imposed by Luxembourg if, on the date on which the payment falls due:

(i)	such Tax Deduction is required by virtue of the so called Luxembourg Relibi Law dated 23 December 2005, as amended; or

(ii)

the Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (e) below and has completed all necessary procedural formalities required under the laws of Luxembourg to receive such interest without a Tax Deduction.

(e)	The Lender and the Borrower shall co-operate in completing any procedural formalities necessary for the Borrower to obtain authorisation to make a payment without a Tax Deduction.

14.	Payments

(a)

All payments by a Party under this Agreement shall be paid when due and must be made to the relevant Party to its account at such office or bank as the other Party may notify to such Party for this purpose and such transfer shall discharge the obligations, in respect of the relevant amount, of the relevant Party in respect of the payment(s).

(b)	Each payment by the Borrower under this Agreement shall be made without set-off or counterclaim on the due date in USD in immediately available, freely transferable cleared funds.

(c)

If a payment under this Agreement is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day and the extension of time shall be reflected in calculating any interest on the Loan.

14.2	No Loan which has been repaid under this Agreement may subsequently be re-borrowed.

15.	Representations

The Borrower represents and warrants to the Lender that:

15.1	Status

(a)	It is a société anonyme duly incorporated and validly existing under the laws of its jurisdiction of the Grand Duchy of Luxembourg.

(b)	It has the power to own its assets and carry on its business substantially as it is now being conducted.

15.2	Binding Obligations

Its obligations under the Transaction Documents are valid, legally binding and enforceable obligations.

15.3	Non Conflict with Other Obligations

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents, do not contravene:

(a)	any law or regulation applicable to it to an extent which has or is reasonably likely to have a Material Adverse Effect;

(b)	its Constitutional Documents in any material respect; or

(c)

any agreement or instrument binding upon it or any of its respective assets, to an extent which has or is reasonably likely to have a Material Adverse Effect or constitute a termination event (however described) under any such agreement or instrument which has or is reasonably likely to have a Material Adverse Effect.

15.4	Power and Authority

(a)

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, each of the Transaction Documents to which it is a party or will be a party and to carry out the transactions contemplated by those Transaction Documents.

(b)

It has received and obtained all necessary consents and approvals from any relevant corporate bodies (including, any relevant advisory committee and/or shareholder agreement (if any)) to enter into the Transaction Documents to which it is a party and to perform its obligations thereunder in order to:

(i)	enable the Borrower to incur any indebtedness under the Transaction Documents; and

(ii)	enable the Borrower to issue any securities under the Transaction Documents.

15.5	Validity and Admissibility in Evidence

All Authorisations required by it in order:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations under the Transaction Documents to which it is a party;

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

(c)	carry on its business save to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect,

have been obtained or effected and are in full force and effect, subject to the Legal Reservations.

15.6	Governing Law and Enforcement

(a)	Subject to the Legal Reservations, the choice of governing law of the Transaction Documents as expressed in such Transaction Document will be recognised in its jurisdiction of incorporation.

(b)

Subject to the Legal Reservations, any judgment obtained in relation to a Transaction Document in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its jurisdiction of incorporation.

15.7	Insolvency

No corporate action, legal proceeding or other formal procedure or step described in Clause 18.5 (Insolvency) has, been taken or (to its knowledge and belief) threatened against it or any member of the Group and, in each case, excluding any such actions, proceedings, steps or process which have been discharged, revoked or otherwise lapsed.

15.8	No Default

(a)

No Event of Default (or, when this representation is made on the date of this Agreement, no Default) has occurred and is continuing or could reasonably be expected to result from any Utilisation or the entry into or the performance of any Transaction Document.

(b)

To the best of the knowledge and belief of the Borrower (having made due and careful enquiry), no event has occurred and is continuing which constitutes a default or termination event (howsoever described) under any Alvotech Bond Instrument or any agreement to which it is party and which has or could reasonably be expected to have a Material Adverse Effect.

15.9	Repetition

The representations and warranties in this Clause 15 shall be made on the date of this Agreement and shall be deemed to be repeated on each Interest Payment Date.

16.	Affirmative Undertakings

The undertakings in this Clause 16 shall operate from the date of this Agreement and continue for so long as any amount is outstanding under this Agreement.

16.1	Authorisations and Consents

The Borrower will promptly apply for, obtain and promptly renew from time to time and maintain in full force and effect all Authorisations and consents and comply with the terms of all such Authorisations and consents, and promptly make and renew from time to time all such filings, as may be required under any applicable law or regulation to enable it to enter into, and perform its obligations under the Transaction Documents to which it is party and to:

(a)

carry out the transactions contemplated by the Transaction Documents to which it is a party and to ensure that, subject to the Legal Reservations, its obligations under the Transaction Documents to which it is party are valid, legally binding and enforceable; and

(b)	carry on its business save to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect.

16.2	Maintenance of Status and Authorisation

The Borrower will:

(a)

ensure that it has the right to conduct its business and will obtain and maintain all material consents and make all material filings necessary for the conduct of such business and take all steps necessary to ensure that the same are in full force and effect, save where non compliance would not reasonably be expected to have a Material Adverse Effect; and

(b)	comply with all laws and regulations binding upon it save where non compliance would not reasonably be expected to have a Material Adverse Effect.

16.3	Constitutional Documents

The Borrower will comply in all respects with the terms of any Constitutional Documents or any shareholders agreements or similar agreements to which it is a party.

16.4	Centre of Main Interests

The Borrower shall not without the prior written consent of the Majority Lenders deliberately cause or allow its “centre of main interests” (as that term is used in Article 3(1) of the Regulation) to change in a manner which would materially adversely affect the Lenders.

16.5	Most Favoured Nation

(a)

The Borrower shall not, and shall ensure that none of its Affiliates shall, issue or amend any MFN Securities such that they have a yield greater than the yield applicable to the Facility, unless the Interest Rate of the Facility is increased so that the yield applicable to the MFN Securities does not exceed the increased yield for the Facility.

(b)	If any securities (including any convertible securities) (each “Right of First Refusal Securities” are raised by the Borrower (other than the Aztiq CB):

(i)	the Borrower shall inform each of the Lenders of its intention to raise Right of First Refusal Securities and the terms on which it proposes to issue such Right of First Refusal Securities;

(ii)

any Lender which wishes to become a holder in respect of any Right of First Refusal Securities proposed shall, within 10 Business Days (the “Offer Period”), notify the Borrower that it offers to exchange all or any part of its Commitments (together with accrued interest thereon and all other amounts accrued or outstanding) hereunder for Right of First Refusal Securities on a dollar-for-dollar basis (an “Offer”);

(iii)

the Borrower shall, upon expiry of the Offer Period, issue each Lender who made an Offer (an “Right of First Refusal Securities Lender”), on a first priority basis, commitments equal to the amount set out in the Offer in respect of the Right of First Refusal Securities (but for the avoidance of doubt, in the event of over-subscription, each Right of First Refusal Securities Lender shall receive a pro-rata share of the amount of their Offer) (such amount, after any adjustment, the “Right of First Refusal Amount”;

(iv)

any Right of First Refusal Securities Lender’s participation in the Facility will be deemed to have been prepaid by an amount equal to the Right of First Refusal Securities Lender’s respective Right of First Refusal Amount;

(v)

if the Borrower changes any economic or other material term on which it proposes to issue such Right of First Refusal Securities, the Borrower shall be required to re-approach the Lenders with an updated Offer, and the Offer Period shall reset (unless, for the avoidance of doubt, if the proposed issuance is abandoned and no Right of First Refusal Securities are issued); and

(vi)	the Borrower shall not issue any Right of First Refusal Securities until the Offer Period applicable to such Right of First Refusal Securities has expired.

16.6	Appointment of Agent

(a)

Anytime after the 15 December 2022 and upon notice that the Original Lender wishes to assign any of its rights or transfer (including by way of novation) any of its rights and obligations in accordance with Clause 23 (Assignment), the Borrower shall promptly appoint an Agent (the “Prospective Agent”) acceptable to the Original Lender (acting reasonably), and pay any reasonable related fees and expenses incurred in respect of the appointment of the Prospective Agent (such appointment, the “Agency Appointment”).

(b)

The Borrower shall consent to any conforming changes or amendment to be made to this Agreement reasonably demanded by either the Prospective Agent or the Original Lender to facilitate the Agency Appointment.

16.7	Aztiq CB

(a)	Prior to satisfaction of the 2022 Alvogen Lux Shareholder Loans Repayment Conditions:

(i)

if a Successful New Capital Increase occurs, the Borrower shall not effect nor permit the repayment or prepayment (including payment of any fees, interest or similar payments due thereunder) of any amount payable under or in respect of the Aztiq CB until the Cash Loans have been repaid; and

(ii)

if a Successful New Capital Increase has not occurred or after the repayment in full of the Cash Loans, the Borrower shall apply any repayment or prepayment of the Loans and the Aztiq CB on a pro-rata basis.

(b)	On and following the satisfaction of the 2022 Alvogen Lux Shareholder Loans Repayment Conditions:

(i)

the Borrower shall not effect nor permit the repayment or prepayment (including payment of any fees, interest or similar payments due thereunder) of any amount payable under or in respect of the Aztiq CB until the Rollover Loans have been repaid; and

(ii)	after the repayment in full of the Rollover Loans, the Borrower shall apply any repayment or prepayment of the Loans and the Aztiq CB on a pro-rata basis.

16.8	Condition Subsequent

The Borrower shall procure that Saemundargata Holdco (and/or its subsidiaries or affiliates (as applicable)) shall by no later than 15 Business Days after the Closing Date apply the proceeds of the Saemundargata Loans towards (i) first, repayment of the outstanding amounts under or in connection with the Arion Loans (as defined in the Alvotech Bond Instruments) in full, and (ii) second, the remainder to be deposited in an account held by Saemundargata Holdco which shall be applied towards the general corporate purposes of the Group (but excluding for the avoidance of doubt in relation to any Permitted Investments or any Restricted Payments (each as defined in the Alvotech Bond Instruments) including any payment or repayments in connection with any shareholder loans of the Issuer or any of its holding companies, Subsidiaries, or Affiliates (other than a Rollover Loan), provided in such case the payment is made in accordance with the Alvotech Bond Instruments).

17.	Anti-Layering

The Borrower shall not, without the approval of the Lender, issue or allow to remain outstanding any Indebtedness that:

(a)	is secured or expressed to be secured by Transaction Security (as such term is defined in the Intercreditor Agreement) on a basis junior to the Alvotech Bonds (or any other Secured Obligations);

(b)	is expressed to rank or rank so that it is subordinated to the Alvotech Bonds (or any other Secured Obligations) but are senior to the Liabilities;

(c)	is contractually subordinated in right of payment to the Alvotech Bonds (or any other Secured Obligations) and senior in right of payment to the Liabilities; or

(d)	is expressed to rank or rank so that it is pari passu or senior in right of payment or in right of priority to the Liabilities, other than the Senior Bonds, the Saemundargata Loansand the Aztiq CB,

provided that, (i) any Indebtedness incurred by the Borrower after the date hereof (other than the Senior Bonds, the Saemundargata Loans and the Aztiq CB) shall be subject to the terms of a subordination agreement, such that such Indebtedness is subordinated to the Liabilities and (ii) the Aztiq CB will rank pari passu with the Facility, and provided further that each Lender shall consider in good faith any exception requested by the Borrower to paragraph (d) above, in respect certain Issue Date Convertibles that may rank pari passu with the Cash Loans (but not, for the avoidance of doubt, any Rollover Loans).

18.	Events of Default

Each of the events or circumstances set out in this Clause 18 (save for Clause 18.12 (Acceleration)) shall constitute an Event of Default.

18.1	Payment Default

The Borrower does not pay on the due date any amount payable pursuant to a Transaction Document at the place and in the currency in which it is expressed to be payable.

18.2	Other Obligations

(a)	The Borrower fails to observe or perform any of its obligations or does not comply with any provision of the Transaction Documents.

(b)

No Event of Default will occur under paragraph (a) above if such failure to observe or perform or comply is capable of remedy and is remedied within 10 Business Days from the earlier of (i) the Borrower becoming aware of the failure to comply and (ii) the giving of notice by the Majority Lenders in respect of such failure.

18.3	Misrepresentation

(a)

Any representation, warranty or written statement made or deemed to be made by the Borrower in any of the Transaction Documents or any other document delivered by or on behalf of the Borrower under or pursuant to any of the Transaction Documents is or proves to be incorrect or misleading when made or deemed to be made (or when repeated or deemed to be repeated).

(b)

No Event of Default will occur under paragraph (a) above if the circumstances giving rise to that misrepresentation are capable of remedy and are remedied within 10 Business Days of the earlier of (i) the Borrower becoming aware of such misrepresentation and (ii) the giving of notice by the Majority Lenders in respect of such misrepresentation.

18.4	Invalidity and Unlawfulness

(a)

Any provision of any Transaction Document is or becomes invalid or (subject to the Legal Reservations) unenforceable for any reason or shall be repudiated or the validity or enforceability of any provision of any Transaction Document shall at any time be contested by the Borrower and this, individually or cumulatively, could reasonably be expected to materially adversely affect the interests of the Lender under the Transaction Documents.

(b)

At any time it is or becomes unlawful for the Borrower to perform any of its obligations under any of the Transaction Documents or any subordination under the Intercreditor Agreement is or becomes unlawful, and this individually or cumulatively could reasonably be expected to materially adversely affect the interests of the Lender under the Transaction Documents.

(c)

Any obligation or obligations of the Borrower under any Transaction Document is or are not or cease or ceases to be (subject to the Legal Reservations) legal, valid, binding or enforceable and the cessation individually or cumulatively could reasonably be expected to materially adversely affect the interests of the Lender under the Transaction Documents.

18.5	Insolvency

(a)	The Borrower or member of the Group;

(i)

is unable (or declared to be unable under any applicable law) or admits inability to pay its debts as they fall due (in each case other than solely as a result of its balance sheet liabilities exceeding its balance sheet assets except where the same would result in or require the taking of any corporate action, legal proceedings, insolvency filing, cessation of trading and/or any other procedure or steps referred to in Clauses 18.6 (Insolvency Proceedings) to 18.8 (Similar Events Elsewhere) (each inclusive));

(ii)	ceases or suspends making payment on any of its debts or publicly announces an intention to do so; or

(iii)

by reason of actual or anticipated financial difficulties commences negotiations with one or more of its groups of financial creditors or class of financial creditors generally (other than negotiations with the Lender) with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with one or more of its groups or class of financial creditors.

(b)	A moratorium is declared in respect of the indebtedness of the Borrower or member of the Group.

18.6	Insolvency Proceedings

(a)	Any formal corporate action or legal proceeding is taken in relation to:

(i)

the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, bankruptcy, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower or member of the Group;

(ii)

a composition, compromise, assignment or arrangement with any class of financial creditors generally (other than any Lender) of the Borrower or member of the Group in connection with or as a result of any financial difficulty on the part of the Borrower or member of the Group;

(iii)

the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of, or all or any part of the business or assets of the Borrower or member of the Group; or

(iv)	any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to:

(i)

any proceedings which are frivolous or vexatious and which, if capable of remedy, are discharged, stayed or dismissed within 20 Business Days of commencement or, if earlier, the date on which it is advertised (or such other period as agreed between the Borrower and the Majority Lenders); or

(ii)

(in the case of an application to appoint an administrator or commence proceedings) any proceedings which the Majority Lenders is satisfied will be withdrawn before it is heard or will be unsuccessful; or

(iii)	any step or procedure contemplated in relation to merger that is permitted under the Alvotech Bond Instruments; or

(iv)	any formal corporate action or legal proceeding that is taken in relation to assets that in aggregate do not exceed $2,875,000 in value.

18.7	Attachment or Process

Any attachment, distress, execution, possession, diligence, arrestment, joinder, sequestration, preliminary attachment, executory attachment, or other analogous process in any jurisdiction is levied or enforced upon or sued out against any asset or assets of the Borrower or member of the Group, having in the case of assets an aggregate value in excess of $2,875,000 and is not, if capable of remedy, discharged within 10 Business Days after commencement.

18.8	Similar Events Elsewhere

There occurs in relation to the Borrower or member of the Group or any of their respective assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject any event which corresponds in that country or territory with any of those mentioned in Clauses 18.5 (Insolvency) to 18.7 (Attachment or Process) (each inclusive) (in each case subject to equivalent qualifications, materiality and exceptions).

18.9	Material Adverse Change

At any time any event or circumstance occurs which the Majority Lenders reasonably believe has a Material Adverse Effect.

18.10	Utilisation

The Borrower does not submit the agreed form Utilisation Request in accordance with the provisions of Clause 6 (Utilisation) on the date of this Agreement.

18.11	Cross Default

(a)	The Alvotech Bonds or any other Indebtedness of any member or members of the Group is not paid when due nor within any originally applicable grace period.

(b)

The Alvotech Bonds or any other Indebtedness of any member or members of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)

No Event of Default will occur under this Clause 18.11 if the aggregate amount of Indebtedness falling within paragraphs (a) to (b) above is less than $2,875,000 (or its equivalent in any other currency or currencies).

18.12	Acceleration

Subject to the terms of the Intercreditor Agreement, at any time after the occurrence of an Event of Default which is continuing, the Majority Lenders may by written notice to the Borrower:

(a)	terminate the availability of the Loan whereupon the Loan shall cease to be available for utilisation and no Lender shall be under any further obligation to make the Loan under this Agreement; and/or

(b)

declare that all or part of the Utilisations together with accrued interest thereon and all other amounts accrued or outstanding under the Transaction Documents be immediately due and payable, at which time they shall become immediately due and payable; and/or

(c)	declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Borrower; and/or

(d)	exercise any or all of its rights, remedies, powers or discretions under the Transaction Documents.

19.	Calculations

Any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

20.	Amendments and Waivers

20.1	Required Consents

Subject to Clause 20.2 (Exceptions) and Clause 20.3 (Other Agreements), the terms of the Transaction Documents may only be amended or waived with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Parties.

20.2	Exceptions

An amendment or waiver that has the effect of changing or which relates to:

(a)	the definition of “Majority Lenders” in Clause 1 (Definitions and Interpretation);

(b)	any amendment to Clause 17 (Anti-Layering), or any related definitions in Clause 1 (Definitions and Interpretation);

(c)	any provision which expressly requires the consent of all the Lenders;

(d)	the order of priority or subordination under the Intercreditor Agreement;

(e)	this Clause 20 (Amendments and Waivers); and

(f)	any change to the Borrowers,

shall not be made without the prior consent of all the Lenders.

20.3	Other Agreements

(a)

Notwithstanding any other provision of this Agreement, no amendment or waiver (or any action with a similar effect) shall be permitted in respect of any provision of this Agreement or any other Transaction Document if the effect of such amendment or waiver would (i) breach any provision of the Alvogen Facility Minimum Terms or any other term of the Alvotech Bond Instrument or (ii) would materially adversely affect the interests of the Bondholders taken as a whole, unless in each case written approval of the Bondholders under the Alvotech Tranche A Bond Instrument and the Alvotech Tranche B Bond Instrument.

(b)

The Borrower hereby agrees that is shall not amend the Alvotech Bond Instruments or the Aztiq CB in a manner that would (i) breach any provision of this Agreement, or (ii) amend condition 8 (Conversion) or condition 12 (Redemption, Purchase and Cancellation) of the Aztiq CB, or change other provisions of the Aztiq CB (including any of the defined terms used therein) that will have the effect of directly or indirectly amending condition 8 (Conversion) or condition 12 (Redemption, Purchase and Cancellation) of the Aztiq CB, or (iii) would otherwise materially adversely affect the interests of the Lenders taken as a whole (which shall include, without limitation, any amendment to condition 13.5 (Special Redemption Event) of the Alvotech Bond Instrument any of the defined terms used therein).

21.	Costs

Each Party will bear its own costs and expenses (including legal fees) incurred by it in connection with this Agreement.

22.	Set Off

Neither the Lender nor the Borrower may set off any obligation due from the other Party under this Agreement against any obligation owed by such Party to that other Party.

23.	Assignment

23.1	Successors

This Agreement shall be binding upon and inure to the benefit of each party hereto and its or any subsequent successors, transferees, assigns and any New Lender.

23.2	Assignments and Transfers by Lenders

Any Lender (an “Existing Lender”) may assign any of its rights or transfer (including by way of novation) any of its rights and obligations, under this Agreement to a bank or financial institution or to any fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in or securitising loans, securities or other financial assets (the “New Lender”) provided that any such New Lender shall simultaneously upon becoming a New Lender execute and deliver to the Security Trustee an accession undertaking substantially in the form of schedule 2 of the Intercreditor Agreement pursuant to which such New Lender accedes to the Intercreditor Agreement as a Subordinated Creditor (as defined in the Intercreditor Agreement).

23.3	Assignments by the Borrower

The Borrower may not assign any of its rights or transfer any of its rights or obligations under this Agreement.

24.	Role of the Agent

This Clause 24 shall only apply if an Agent has been appointed.

24.1	Appointment of the Agent

(a)	Each Lender appoints the Agent to act as its agent under and in connection with this Agreement.

(b)

Each Lender authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with this Agreement together with any other incidental rights, powers, authorities and discretions.

24.2	Duties of the Agent

(a)	The Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	The Agent’s duties under the this Agreement are solely mechanical and administrative in nature.

(d)	The Agent shall have only those duties, obligations and responsibilities expressly specified in this Agreement to which it is expressed to be a party (and no others shall be implied).

24.3	No Fiduciary Duties – No Duty to Monitor

(a)	Nothing in this Agreement constitutes the Agent as a trustee or fiduciary of any other person.

(b)	The Agent shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

(c)	The Agent shall not be bound to enquire:

(i)	whether or not any Default has occurred;

(ii)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(iii)	whether any other event specified in any Transaction Document has occurred.

24.4	Rights and Discretions

(a)	The Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	rely on any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;

(iii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Transaction Documents; and

(B)	unless it has received notice of revocation, those instructions have not been revoked; and

(iv)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)

to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 18.1 (Payment Default)); and

(ii)	any right, power, authority or discretion vested in any Party, the Majority Lenders or any other group of Lenders has not been exercised.

(c)

The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be desirable.

(d)

The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(e)

The Agent may act in relation to this Agreement through its personnel and agents (and any indemnity given to or received by an Agent under this Agreement extends also to its personnel, delegates or agents who may rely on this provision) and the Agent shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for, any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Agent’s gross negligence or wilful misconduct.

(f)	The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(g)

Notwithstanding any other provision of any Transaction Document to the contrary, the Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(h)

Notwithstanding any provision of any Transaction Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

24.5	Majority Lenders’ Instructions

(a)

Unless a contrary indication appears in this Agreement, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders or those Lenders indicated by any such contrary indication.

(b)

The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if this Agreement stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)

Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under this Agreement and unless a contrary indication appears in this Agreement, any instructions given by the Majority Lenders shall override any conflicting instructions given by any other party and will be binding on all the Lenders.

(d)

The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received any indemnification and/or such security and/or pre-funding as it may in its discretion require (which may be greater in extent than that contained in this Agreement and which may include payment in advance) for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(e)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(f)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to this Agreement.

24.6	Responsibility for Documentation

The Agent is not responsible or liable for:

(a)

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent in connection with any Transaction Document or the transactions contemplated in the Transaction Documents;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of the Transaction Documents; or

(c)

any determination as to whether any information provided or to be provided to Lender is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

24.7	Exclusion of Liability

(a)	The Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document, unless directly caused by its gross negligence or wilful misconduct;

(ii)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(b)	any act, event or circumstance not reasonably within its control; or

(c)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(d)

No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent, in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document and any officer, employee or agent of the Agent may rely on this Clause 24.7.

(e)	The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Transaction Documents to be paid by the Agent.

(f)	Nothing in this Agreement shall oblige the Agent to carry out:

(ii)	any “know your customer” or other checks in relation to any person; or

(iii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender,

on behalf of any Lender and each Lender confirms to the Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent.

(g)

Without prejudice to any provision of Transaction Document excluding or limiting the Agent’s liability, any liability of the Agent arising under or in connection with any Transaction Document shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

24.8	Lenders’ Indemnity to the Agent

(a)

Subject to paragraph (b) of this Clause 24.8, each Lender shall (in proportion to its Available Commitments and participations in all the Utilisations then outstanding) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of its gross negligence or wilful misconduct) in acting as Agent under this Agreement.

(b)	The Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Agent pursuant to paragraph (a) above.

24.9	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Borrower.

(b)	Alternatively the Agent may resign by giving 5 days’ notice to the Lenders and the Newco, in which case the Majority Lenders (after consultation with the Newco) may appoint a successor Agent.

(c)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) of this Clause 24.9 within 20 days after notice of resignation was given, the retiring Agent may appoint a successor Agent,

(d)

If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) of this Clause 24.9, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree with the proposed successor Agent amendments to this Clause 24 and any other term of this Agreement dealing with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates and those amendments will bind the Parties.

(e)

The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the this Agreement.

(f)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Transaction Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 24.8 (Indemnity to the Agent) and this Clause 24 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

24.10	Replacement of the Agent

(a)	After consultation with the Borrower, the Majority Lenders may by giving 10 Business Days’ notice to the Agent replace the Agent by appointing a successor Agent.

(b)

The retiring Agent shall (at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under this Agreement.

(c)

The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of this Clause 24.8 (Lenders’ Indemnity to the Agent) and this Clause 24 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

24.11	Confidentiality

(a)	In acting as agent for the Lenders, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Transaction Document to the contrary, the Agent shall not be obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

24.12	Credit Appraisal by the Lenders and Ancillary Lenders

(a)

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Transaction Document, each Lender confirms to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Transaction Document including but not limited to:

(b)	the financial condition, status and nature of each member of the Group; and

(c)

the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document.

24.13	Deduction from Amounts Payable by the Agent

If any Party owes an amount to the Agent under this Agreement the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under this Agreement and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25.	Invalidity

If any provision of this Agreement is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement.

26.	Third Party Rights

A person who is not a party hereto has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

27.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

28.	Governing Law and Enforcement

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(c)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Signatories

The Original Lender
Alvogen Lux Holdings S.à r.l.	/s/ Tomas Ekman Name: Tomas Ekman Title: Director

Name: Title:

The Borrower
ALVOTECH	/s/ Robert Wessman Name: Robert Wessman Title: Director

Schedule 1

Utilisation Request

Utilisation Request Loans

From:	[Borrower]

To:	[Lender]

Dated:	[•]

Dear Sirs

[•] – USD 112,500,000 Subordinated Loan Agreement

dated [•] November 2022 (the “Facility Agreement”)

1.

We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

(a) Borrower:	[•]

(b) Proposed Utilisation Date:	[•] (or, if that is not a Business Day, the next Business Day)

(c) Currency of Loan:	USD

(d) Amount:	[•] or, if less, the Available Facility

3.	We confirm that each condition specified in Clause 4 (Conditions Precedent) is satisfied on the date of this Utilisation Request.

4.	[The proceeds of this Loan should be credited to Alvotech Account].

5.	This Utilisation Request is irrevocable and unconditional.

Yours faithfully

Schedule 2

Conditions Precedent

1.	Agreements

A copy of each of the following documents in form and substance satisfactory to the Original Lender, each duly executed and delivered by the parties thereto:

(a)	this Agreement;

(b)

an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Agreement pursuant to which the Original Lender accedes to the Intercreditor Agreement as a Subordinated Creditor (as such term is defined in the Intercreditor Agreement) in respect of this Agreement;

(c)	the Warrant Agreement;

(d)	the Senior Bonds Amendment Agreement;

(e)	the Aztiq Facility Contribution SPAs;

(f)	the Saemundargata Loan Agreements;

(g)	the convertible bond instrument in respect of the Aztiq CB;

(h)

an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Agreement pursuant to which Aztiq accedes to the Intercreditor Agreement as a Subordinated Creditor (as such term is defined in the Intercreditor Agreement) in respect of the Aztiq CB; and

(i)	the Side Letter.

2.	Conditionality

(a)	Evidence that all conditions precedent to the Alvotech Financing have been satisfied (other than the funding of the Facility) pursuant to the terms of the Senior Bonds Amendment Agreement.

(b)	Evidence that the Aztiq Facility Contribution has been committed, pursuant to the terms of the Aztiq Facility Contribution Documents.